[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

November 17, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:                             Morgan Stanley Global Investment Solutions - International Uncommon Values Trust, 2015 Series

Amendment No. 1 to the Registration Statement on Form S-6 (“Amendment No. 1”)

File No. 333-207358

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, the undersigned, Morgan Stanley Global Investment Solutions - International Uncommon Values Trust, 2015 Series, and its depositor, sponsor, evaluator and principal underwriter, Morgan Stanley Smith Barney LLC, respectfully request that the Securities and Exchange Commission grant acceleration of the effective date of said Amendment No. 1 so that it may become effective as early as practicable on November 17, 2015.

Very truly yours,

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS - INTERNATIONAL UNCOMMON VALUES TRUST, 2015 SERIES

By:	Morgan Stanley Smith Barney LLC

	By:	/s/ SCOTT RICHARDSON
Executive Director

[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

November 17, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:                             Morgan Stanley Global Investment Solutions - International Uncommon Values Trust, 2015 Series

Amendment No. 1 to the Registration Statement on Form S-6 (“Amendment No. 1”)

File No. 333-207358

Ladies and Gentlemen:

In connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Trust’s registration statement on Form S-6, initially filed with the Commission on October 9, 2015, as amended by Amendment No. 1 to be filed on even date herewith (collectively, the “Registration Statement”), and in light of the Trust’s request for acceleration of the effective date of the Registration Statement, we acknowledge that:

1.                                      The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.                                      Staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.                                      The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS - INTERNATIONAL UNCOMMON VALUES TRUST, 2015 SERIES

By:	Morgan Stanley Smith Barney LLC, Depositor

	By:	/s/ SCOTT RICHARDSON
Executive Director

MEMORANDUM OF CHANGES

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — INTERNATIONAL UNCOMMON VALUES TRUST, 2015 SERIES

The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Morgan Stanley Global Investment Solutions — International Uncommon Values Trust, 2015 Series on November 17, 2015.  An effort has been made to set forth below each of the substantive changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Front Cover Page.  The date of the Prospectus has been inserted and the preliminary prospectus disclosure has been removed.

Investment Concept and Selection Process. The first and second-to-last paragraphs in this section have been revised to reflect that the companies selected for inclusion in the trust’s portfolio are each tied economically to countries outside the U.S. and Canada. In addition, the second-to-last paragraph in this section has been revised to include the number of stocks selected, and to clarify that the trust’s portfolio will consist primarily of large capitalization stocks.

Principal Risk Factors. The fourth paragraph of this section has been updated to provide reference to a later section in the registration statement which provides more detailed industry risk disclosures applicable to the trust’s portfolio.  The first sentence of the final paragraph in this section has been updated to include the number of securities that comprise the trust’s portfolio.

The “Fee Table,” “Example,” and “Summary of Essential Information” sections have been completed.

The “Report of Independent Registered Public Accounting Firm” page has been completed.

The “Statement of Financial Condition” page has been finalized.

The “Portfolio” page and notes thereto have been finalized.

Risk Factors. The “Foreign Securities” section has been updated to include the “Netherlands Issuers” subsection, to reflect the trust portfolio’s investments in a number of issuers located in this country. The various industry risk disclosures have been updated, and the “Health Care Companies” subsection has been added, to reflect the industry risks applicable to an investment in the trust’s portfolio. The “Mid-Cap Issuers” risk subsection has been added.

Back Cover.  The Trust’s Securities Act of 1933 file number has been inserted and the table of contents (“Index”) has been updated.